CAROLINA TRUST BANCSHARES, INC.
901 East Main Street
Lincolnton, NC 28092
(704) 735-1104

April 27, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn: Ms. Erin Purnell, Staff Attorney

Re:	Carolina Trust BancShares, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on April 19, 2018
File No. 333-224178

Ladies and Gentlemen:

On April 19, 2018, Carolina Trust BancShares, Inc., a North Carolina corporation (the “Registrant”), filed Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form S-1 (Registration No. 333-224178) initially filed by the Registrant with the U.S. Securities and Exchange Commission on April 6, 2018 and declared effective on April 18, 2018 (the “Registration Statement”), for the sole purpose of replacing Exhibit 5.01 to the Registration Statement.

The Post-Effective Amendment was inadvertently tagged in EDGAR with the incorrect submission type. Consequently, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the immediate withdrawal of the Post-Effective Amendment to the Registration Statement filed with the Commission on April 19, 2018, and respectfully requests that the Commission consent thereto. The Registrant plans to promptly refile the Post-Effective Amendment with the correct EDGAR tag.

Thank you for your assistance in this request. If you have any questions regarding this letter or require any additional information, please contact Todd H. Eveson or Jonathan A. Greene of Wyrick Robbins Yates & Ponton LLP at (919) 781-4000.

Securities and Exchange Commission
April 27, 2018

Sincerely,

CAROLINA TRUST BANCSHARES, INC.

By:	/s/ Edwin E. Laws
Edwin E. Laws
Chief Financial Officer

cc:	Todd H. Eveson
Jonathan A. Greene